December 22, 2005

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Response to Questions on Document Sciences Corporation’s Form 10-K for Fiscal Year Ended December 31, 2004 and Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005 (File No. 000-20981)

Dear Ms. Collins:

This represents our response to the letter dated December 1, 2005 from Kathleen Collins, Accounting Branch Chief of the Securities and Exchange Commission, to John McGannon, President & CEO of Document Sciences, related to the SEC’s review of our 2004 Form 10-K and our Forms 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005.

Prior Comment no. 2 - Note 1, Organization and Summary of Significant Accounting Policies, Page F-7

Revenue Recognition. page F-9

1. We note your response to our prior comment number 2 that states “ALF are always sold in conjunction with the sale of ILF and is renewed on an annual basis.” In addition, the disclosure on page 2 of your Form 10-K states that the Company licenses “products for an upfront initial license fee and an annual renewa1 license and support fee, usually 20% of the initial license fee, which is required for the initial year and subsequent years.” Given that the Company does not separately sell an ILF apart from the ALF, explain to us how VSOE of fair value can be determined for either of these elements. Tell us how your determination of VSOE for the ALF post contract support complies with paragraph 10 of SOP 97-2 and supports your use of the residual method. Absent a determination of VSOE it appears that the entire arrangement fee is required to be accounted for ratably over the contract period in accordance with paragraph 12 of SOP 97-2. Please revise the filing accordingly or tell us why such revision is not required. We may have further comments.

Response: The Company historically believed it had a reasonable basis for the accounting of the ILF and ALF license contracts, as previously disclosed in a response to a staff comment letter dated March 27, 2002. After reviewing our revenue recognition policy for our annual software licenses (ILF and ALF), we now believe that given that the ALF contains not only post customer support (PCS) but also the right to use our software for an additional year, we cannot establish VSOE for either the ILF or ALF elements of these arrangements because we do not sell those elements separately. Consequently, we believe that these arrangements should be considered to be in substance time-based licenses, which have a coterminous one-year license and PCS period.

Accordingly, we should have recognized fees from our annual software licenses (ILF and ALF) ratably over the twelve month contract periods pursuant to the provisions of paragraph 12 of SOP 97-2.

Accordingly, we expect to restate our financial statements for those contracts entered into after December 31, 1998 to reflect the revised revenue recognition policy.

Prior Comment no. 3 – Note 1, Organization and Summary of Significant Accounting Policies, Page F7

Revenue Recognition. page F-9

2. Your response to our prior comment number 3 states that revenues are recognized in accordance with SAB 104. Clarify the nature of the revenues that are being recognized in accordance with SAB 104. We may have further comments.

Response: We currently have no transactions under which revenue is recognized in accordance with SAB 104 and therefore we will remove all reference to SAB 104 from our disclosures.

3. Clarify for us the elements included in a software arrangement. Your proposed revised disclosure seems to indicate that these elements include ALF’s, ILF’s and professional services. Clarify why you have not included a discussion of petpetua1 1icenses, support (for perpetual licenses) and installation in the revised disclosure. In addition, clarify how you establish VSOE for each of these elements in a multiple element arrangement. Refer to paragraph 10 of SOP 97-2 in your response.

Response: We have two software licensing models: (i) annual software licenses (ILF and ALF) and (ii) perpetual software licenses.

The vast majority of our licenses, representing approximately 95% of our total licenses, are annual licenses. As discussed above in the response to comment 1, we have determined that revenue from these arrangements should be recognized ratably over the contractual term (12 months).

For perpetual licenses, the customer is neither required to purchase PCS in the first year nor in future years and does not lose the right to use the software if it chooses not to purchase PCS; however, if the customer elects to do so, the PCS for the subsequent year can be renewed for a predetermined rate. Therefore, we establish VSOE for support (PCS) based on historical, stand-alone renewal rates or pricing.

Our software arrangements may also include training and/or professional services. If a customer desires to utilize our training or professional services organization, the pricing is based on standardized management approved price lists for the type of services requested. These services are also sold separately, and that is the basis we use to establish

VSOE of fair value of the services. Installation is not included in our software licenses, but can be contracted from our professional services group by the customer. Professional services revenue can also include implementation assistance, integration, and consulting services related to our software products. The services offered are in most cases not essential to the functionality of the software sold. Except as discussed below, professional services revenue is recognized as the services are performed (assuming all other applicable revenue recognition criteria of SOP 97-2 have been satisfied).

If a customer were to contract for professional services that are deemed to be essential to the functionality of the delivered product, revenue from the entire arrangement would be recognized on a percentage of completion method or not until the contract is completed in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, and Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts.

To provide further disclosure based on your questions and our analysis and due to the anticipated change in our revenue recognition policy, we will change our revenue recognition disclosure in future filings to read:

We derive our revenues principally from the licensing of software, support fees and professional services. We recognize revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition. Although some software is licensed on a perpetual basis, the majority of our licenses are time-based licenses that are required to be renewed annually. Revenues are recognized when a contract exists, the fee is fixed and determinable, software delivery has occurred and collection of the receivable is deemed probable. Amounts billed or payments received in advance of revenue recognition are recorded as deferred revenue.

If an arrangement includes multiple elements, we allocate the contract amount to the various elements based on vendor-specific objective evidence (VSOE) of fair value, regardless of any separate prices stated within the contracts for each element. We base our VSOE on the price charged when the same element is sold separately. If an undelivered element of the arrangement exists, revenue is deferred based on VSOE of the fair value of the undelivered element. If VSOE of fair value does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements have been delivered. We use the residual method to recognize revenue when an arrangement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists.

Because we are unable to establish VSOE for the license and support elements of an arrangement, we recognize fees for annual license arrangements ratably over the contract term of twelve months.

For perpetual license arrangements, VSOE of fair value for ongoing maintenance and support obligations (PCS) is determined based upon the historical, stand-alone renewal rates or pricing. We recognize revenue relating to the perpetual software license arrangements at inception of the arrangement using the residual method as discussed above.

Our contracts do not provide for specific upgrades. In addition, our standard contracts do not provide for rights of return or conditions of acceptance; however, in the rare case that acceptance criteria are provided, revenue is deferred and not recognized until all conditions are satisfied and written customer acceptance is obtained.

Professional services revenue includes consulting services and training related to our software products. Revenues generated from consulting services and training are recognized as the related services are performed and collectibility is deemed probable, based on VSOE of fair value of the services. VSOE of fair value for professional services is determined based upon the price charged when these services are sold separately.

However, if consulting services are deemed to be essential to the functionality of the delivered software product, revenue from the entire arrangement is recognized on a percentage of completion method or not until the contract is completed in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, and Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts. We measure progress under the percentage of completion method, depending on how the contract language is written, either by using the percentage of total project hours completed or by the completion of phases in the consulting project. Because the phases of our consulting projects are generally not of great duration (2-6 weeks on average), we believe that there are very limited circumstances where materially different amounts would be reported under different conditions or using different assumptions.

We work in conjunction with our established VARs, with whom we have formal contracts defining the rights and obligations of the parties, to license software to end-users. We license software to our VARs, less a discount, from a fixed price list. We require a binding purchase order as evidence of an unconditional order by an end user from our VARs, with no rights of return or acceptance. License revenue from our VARs is recognized when software is licensed to an end user.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate a response as soon as possible if you have any remaining questions with our responses as we are attempting to finalize our next steps as it relates to our response in question 1 above. Thank you in advance for your attention. Please feel free to call me at (760) 602- 1411.

Sincerely,

John McGannon

President & CEO

Document Sciences Corporation